Exhibit 99.1

Ambow Education Announces Second Quarter and First Half of 2025 Financial and Operating Results

ACUPERTINO, Calif., Aug. 05, 2025 (GLOBE NEWSWIRE) -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO) a U.S.-based innovator of AI-powered phygital (physical + digital) solutions for education, corporate collaboration and live events, today announced its unaudited financial and operating results for the three-month and six-month periods ended June 30, 2025.

First Half of 2025 Financial and Operating Highlights

●	HybriU’s net revenues reached $1.2 million in the first half of 2025, compared with no net revenues in the first half of 2024.

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Established HybriU partnerships with two leading U.S. higher education institutions, Colorado State University and University of the West, to elevate the phygital learning experience for students and faculty.

●	Broadened the HybriU platform's addressable market by launching a series of new HybriU products for corporate applications, including HybriU Conferencing and HybriU Knowledge Capture.

●	Introduced the HybriU Global Learning Network (HGLN) in July to connect U.S. institutions with students worldwide, scale enrollment and provide localized academic and enrollment support.

“In the first half of 2025, we grew our top-line, expanded margins and improved our profitability, all driven by the increasing adoption of our HybriU platform,” said Dr. Jin Huang, Ambow’s President, Chief Executive Officer, and acting Chief Financial Officer. “Our results reflect the strength of our business model and our disciplined approach to managing resources. With $11.3 million in cash resources and HybriU's growing footprint, we’re well-positioned to meet rising demand for hybrid learning and enterprise solutions across borders. In the months ahead, we plan to roll out new HybriU products designed to help universities and global businesses improve engagement and outcomes. With our comprehensive HybriU platform and expanding partnerships, HybriU is helping reshape how people learn and work together, transcending geographic limitations with cutting-edge AI. Looking forward, we remain focused on growing HybriU's impact and building long-term value for all of our stakeholders,” Dr. Huang concluded.

Second Quarter 2025 Financial Results

Net revenues for the second quarter of 2025 increased by 16.7% to $2.8 million from $2.4 million for the same period of 2024. The increase was primarily driven by net revenues generated from HybriU.

Gross profit for the second quarter of 2025 increased by 15.4% to $1.5 million from $1.3 million for the same period of 2024. Gross profit margin was 53.6% for the second quarter of 2025, compared with 54.2% for the second quarter of 2024.

Operating expenses for the second quarter of 2025 decreased by 15.4% to $1.1 million from $1.3 million for the same period of 2024. The decrease was mainly attributable to reduced rental expenses.

Operating income for the second quarter of 2025 was $0.3 million, compared to $0.1 million for the same period of 2024.

Net income attributable to ordinary shareholders for the second quarter of 2025 was $1.8 million, or $0.03 per basic and diluted share, compared to $0.1 million, or $0 per basic and diluted share, for the same period of 2024.

As of June 30, 2025, Ambow maintained cash resources of $11.3 million, comprising cash and cash equivalents of $4.0 million and restricted cash of $7.3 million.

First Six Months 2025 Financial Results

Net revenues for the first six months of 2025 increased by 6.3% to $5.1 million from $4.8 million for the same period of 2024. The increase was primarily due to net revenues generated from HybriU.

Gross profit for the first six months of 2025 increased by 7.7% to $2.8 million from $2.6 million for the same period of 2024. Gross profit margin was 54.9%, compared with 54.2% for the same period of 2024.

Operating expenses for the first six months of 2025 decreased by 23.3% to $2.3 million from $3.0 million for the same period of 2024. The decrease was primarily due to reduced rental expenses.

Operating (loss) income improved to an operating income of $0.5 million for the first six months of 2025, compared with an operating loss of $0.4 million for the same period of 2024.

Net income attributable to ordinary shareholders for the first six months of 2025 was $1.9 million, or $0.03 per basic and diluted share, compared to $0.2 million, or $0 per basic and diluted share, for the same period of 2024.

The Company’s financial and operating results for the second quarter and first half of 2025 can also be found on its Report of Foreign Private Issuer on Form 6-K, to be furnished with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Ambow

Ambow Education Holding Ltd. is a U.S.-based, AI-driven technology company offering phygital (physical + digital) solutions for education, corporate conferencing and live events. Through its flagship platform, HybriU, Ambow is shaping the future of learning, collaboration and communication—delivering immersive, intelligent, real-time experiences across industries. For more information, visit Ambow’s corporate website at https://www.ambow.com/.

Follow us on X: @Ambow_Education

Follow us on LinkedIn: Ambow-education-group

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.
E-mail: ir@ambow.com

or

Piacente Financial Communications

Tel: +1-212-481-2050
E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2024	2025
	$	$
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	1,123	4,064
Restricted cash	7,318	7,260
Accounts receivable, net	2,541	2,052
Prepaid and other current assets	659	686
Total current assets	11,641	14,062
Non-current assets:
Property and equipment, net	1,200	1,493
Intangible assets, net	512	507
Operating lease right-of-use asset	2,722	5,793
Other non-current assets	1,296	1,339
Total non-current assets	5,730	9,132

Total assets	17,371	23,194

LIABILITIES
Current liabilities:
Short-term borrowings	2,700	4,904
Accounts payable	749	825
Accrued and other liabilities	1,029	2,284
Income taxes payable	12	58
Operating lease liability, current	2,357	712
Total current liabilities	6,847	8,783
Non-current liabilities:
Operating lease liability, non-current	3,787	5,290
Other non-current liabilities	—	500
Total non-current liabilities	3,787	5,790

Total liabilities	10,634	14,573

EQUITY
Preferred shares
($0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2024 and June 30, 2025)	—	—
Class A Ordinary shares
($0.003 par value; 66,666,667 and 66,666,667 shares authorized, 52,419,109 and 52,419,109 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	146	146
Class C Ordinary shares
($0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	13	13
Additional paid-in capital	517,031	517,031
Accumulated deficit	(510,325)	(508,441)
Accumulated other comprehensive loss	(128)	(128)
Total equity	6,737	8,621
Total liabilities and equity	17,371	23,194

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,		For the three months ended June 30,
	2024	2025	2024	2025
	$	$	$	$
NET REVENUES
Educational programs and services	4,773	3,902	2,399	1,912
HybriU licensing and selling	—	1,178	—	854
Total net revenues	4,773	5,080	2,399	2,766
COST OF REVENUES
Educational programs and services	(2,208)	(2,049)	(1,064)	(1,071)
HybriU licensing and selling	—	(220)	—	(220)
Total cost of revenues	(2,208)	(2,269)	(1,064)	(1,291)

GROSS PROFIT	2,565	2,811	1,335	1,475
Operating expenses:
Selling and marketing	(550)	(499)	(251)	(273)
General and administrative	(2,280)	(1,642)	(944)	(771)
Research and development	(150)	(203)	(75)	(102)
Total operating expenses	(2,980)	(2,344)	(1,270)	(1,146)
OPERATING (LOSS) INCOME	(415)	467	65	329

OTHER INCOME (EXPENSES)
Interest income (expense), net	66	(41)	31	(29)
Other income, net	60	13	33	30
Gain on lease termination	—	1,492	—	1,492
Total other income	126	1,464	64	1,493

(LOSS) INCOME BEFORE INCOME TAX	(289)	1,931	129	1,822
Income tax benefit (expense)	505	(47)	(6)	(47)

NET INCOME	216	1,884	123	1,775

NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	216	1,884	123	1,775
OTHER COMPREHENSIVE INCOME, NET OF TAX
Other comprehensive income, net	—	—	—	—

TOTAL COMPREHENSIVE INCOME	216	1,884	123	1,775

Net income per share – basic and diluted	0.0038	0.0330	0.0022	0.0311
Net income per ADS – basic and diluted	0.0760	0.6600	0.0440	0.6220

Weighted average shares used in calculating basic and diluted net income per share	57,127,524	57,127,524	57,127,524	57,127,524

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